Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 30, 2015

Relating to Preliminary Prospectus dated October 15, 2014

Registration No. 333-199321

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/Archives/edgar/data/1408356/000119312514371976/0001193125-14-371976-index.htm . Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the Solar Bonds platform.

SpaceX invests $90 million in SolarCity solar bonds

SpaceX is one of the world’s most innovative companies. Founded in 2002 by Elon Musk, SpaceX is revolutionizing space technology, with the ultimate goal of making humans a multi-planetary species. It is the only private company to send a spacecraft into orbit and return it safely to Earth, and the only private company to fly supplies to and from the International Space Station. Soon it will begin launching astronauts into orbit.

We are excited to announce that SpaceX has invested $90 million in solar bonds. Solar bonds are issued – and backed – by SolarCity and powered by monthly solar payments from thousands of solar customers across the country. SpaceX is effectively getting paid by the sun.

SpaceX CFO Bret Johnsen bought the bonds online, directly from SolarCity. After reviewing the investment materials, it took less than 10 minutes to set up an account and order the bonds.

SpaceX purchased the bonds in the same manner, and on the same terms that SolarCity offers online to all U.S. investors, big or small, who can invest at least $1,000.

Investing in solar bonds directly through SolarCity offers investors like SpaceX the opportunity to earn significantly higher returns than those offered through comparable investments with the same maturities.

At the same time, SolarCity is able to raise capital at lower cost. That capital then helps provide clean solar energy to homes, businesses and schools in communities across the country.

We’re thrilled – along with our solar customers – to be part of supporting SpaceX as it revolutionizes space travel. And we are just as thrilled to be helping individual investors across the country achieve their own goals.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which information presented here relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, at solarbonds.solarcity.com.